UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 4)1

Summit Therapeutics Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

86627T108

(CUSIP Number)

ADAM W. FINERMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 20, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86627T108

1	NAME OF REPORTING PERSON

ROBERT W. DUGGAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		60,281,588*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

60,281,588*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

60,281,588*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

69.37%*
14	TYPE OF REPORTING PERSON

IN

* The 60,281,588 shares of Common Stock beneficially owned consist of (i) 42,224,677 shares of Common Stock, (ii) 14,071,856 shares of Common Stock, representing the number of shares of Common Stock the Reporting Person purchased pursuant to the Purchase Agreement (as defined below) and (iii) includes the exercise of warrants to buy 3,985,055 shares of Common Stock, which are exercisable until December 24, 2029.

2

CUSIP No. 86627T108

The following constitutes the Schedule 13D/A filed by the undersigned (as amended hereby, the “Schedule 13D”).

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

The Issuer commenced a rights offering on April 21, 2021 to raise proceeds of approximately $75 million. The Reporting Person has indicated to the Issuer that he intends to participate in the rights offering and subscribe for at least the full amount of his basic subscription rights in the rights offering, but he has not made any formal binding commitment to do so.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On April 20, 2021, the Reporting Person purchased from the Issuer pursuant to a Note Purchase Agreement by and between the Issuer and the Reporting Person (the “Note Purchase Agreement”), and the Issuer sold and issued to the Reporting Person a Promissory Note (the “Note”) in the original principal amount of $55,000,000, which Note shall mature and become due upon the earlier of (i) the consummation of a public offering of securities registered under the Securities Act of 1933, as amended, by the Issuer with net proceeds of no less than $55,000,000 or (ii) thirteen (13) months from the date of the Note, upon the terms and conditions set forth in such Note.

Prior to entering into the Note Purchase Agreement, the Reporting Person and the Issuer had mutually agreed to rescind both that certain note purchase agreement entered into by and between the Reporting Person and the Issuer on March 24, 2021, and the promissory note issued thereunder, and the Issuer had repaid to the Reporting Person the principal amount under such note in full, without interest or penalty. The rescission was effective on April 20, 2021 pursuant to the terms of the Rescission Agreement (the “Rescission Agreement”) entered into by and between the Issuer and the Reporting Person. The Rescission Agreement was effective and the repayment of the principal amount had been made prior to the entry into the Note Purchase Agreement described in the preceding paragraph.

The foregoing summary of the Note Purchase Agreement, Note and Rescission Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the respective agreements, copies of which are attached hereto as Exhibits 99.1, 99.2 and 99.3 respectively and are incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.
99.1	Note Purchase Agreement, dated April 20, 2021, by and between the Issuer and the Reporting Person (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on April 21, 2021).
99.2	Promissory Note, dated April 20, 2021, issued by the Issuer in the name of the Reporting Person (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed on April 21, 2021).
99.3	Rescission Agreement, dated April 20, 2021, by and between the Issuer and the Reporting Person (incorporated by reference to Exhibit 10.3 of the Issuer’s Current Report on Form 8-K filed on April 21, 2021).

3

CUSIP No. 86627T108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 22, 2021

/s/ Robert W. Duggan
Robert W. Duggan

4